 Confidentially submitted to the Securities and Exchange Commission on July 16, 2024. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RICHTECH ROBOTICS INC.
(Exact name of registrant as specified in its charter)

Nevada	3569	88-2870106
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4175 Cameron St, Ste 1
Las Vegas, NV 89103
(866) 236-3835
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Zhenwu (Wayne) Huang
c/o Richtech Robotics Inc.

4175 Cameron St, Ste 1
Las Vegas, NV 89103
(866) 236-3835
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard I. Anslow, Esq. Lijia Sanchez, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 Tel: (212) 370-1300 Fax: (212) 370-7889	Laura Hemmann, Esq. iTKG Law LLC Princeton, NJ 08540-6235 Tel: (835) 222-4854

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [ ], 2024

Up to [_] Shares of Class B Common Stock

RICHTECH ROBOTICS INC.

This is a reasonable best efforts public offering of up to [_] shares of Class B common stock, par value $0.0001 per share (the “Class B common stock”), of Richtech Robotics Inc., a Nevada corporation (the “Company”) at an assumed public offering price of $[      ] per share, which is equal to the last reported sale price per share of our Class B common stock on the Nasdaq Capital Market, on [   ], 2024.

We have engaged AC Sunshine Securities LLC, or the placement agent, to act as our exclusive placement agent in connection with this offering. The placement agent has agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this prospectus. The placement agent is not purchasing or selling any of the securities we are offering and the placement agent is not required to arrange the purchase or sale of any specific number or dollar amount of securities. We have agreed to pay to the placement agent the placement agent fees set forth in the table below, which assumes that we sell all of the securities offered by this prospectus. There is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum number of shares of securities or minimum aggregate amount of proceeds that is a condition for this offering to close. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund if we do not sell all of the securities offered hereby. Because there is no escrow account and no minimum number of securities or amount of proceeds, investors could be in a position where they have invested in us, but we have not raised sufficient proceeds in this offering to adequately fund the intended uses of the proceeds as described in this prospectus. We will bear all costs associated with the offering. See “Plan of Distribution” on page 24 of this prospectus for more information regarding these arrangements. We expect this offering to be completed not later than [two] business days following the commencement of this offering and we will deliver all shares of Class B common stock to be issued in connection with this offering by delivery versus payment upon receipt of investor funds.

Our Class B common stock is listed on the Nasdaq Capital Market under the symbol “RR.” On [  ], 2024, the last reported sale price of our Class B common stock on the Nasdaq Capital Market was $[ ] per share. The actual public offering price per share of Class B common stock will be determined between us and investors based on market conditions at the time of pricing, and may be at a discount to the current market price of our Class B common stock. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.

You should read this prospectus, together with additional information described under the headings “Incorporation of Certain Information By Reference” and “Where You Can Find More Information,” carefully before you invest in any of our securities.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. Investing in our Class B common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of information that should be considered in connection with an investment in our Class B common stock. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 12 of this prospectus and in the documents incorporated by reference into this prospectus for a discussion of risks that should be considered in connection with an investment in our securities.

Per Share
Public offering price	$
Placement agent fees(1)	$
Proceeds to us, before expenses(2)	$

(1)	We have agreed to pay the placement agent a cash placement commission equal to 4.0% of the aggregate proceeds from this offering (which shall include half percent (0.5%) of the public offering price to be paid to Pacific Century Securities, Inc.). We have also agreed to reimburse the placement agent for certain expenses incurred in connection with this offering. See “Plan of Distribution” for additional information about the compensation payable to the placement agent.

(2)	Because there is no minimum number of securities or amount of proceeds required as a condition to closing in this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. We estimate the total expenses of this offering payable by us, excluding the placement agent fee, will be approximately $[ ].

The delivery of the shares of Class B common stock to purchasers is expected to be made on or about [ ], 2024.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is       , 2024.

i

ABOUT THIS PROSPECTUS

We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find More Information.” You should carefully read this prospectus as well as additional information described under “Incorporation of Certain Information by Reference,” before deciding to invest in our securities.

We have not, and the placement agent has not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

The information incorporated by reference or provided in this prospectus contains statistical data and estimates, including those relating to market size and competitive position of the markets in which we participate, that we obtained from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source.

For investors outside the United States: We have not, and the placement agent has not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States.

This prospectus and the information incorporated by reference into this prospectus contain references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus and the information incorporated by reference into this prospectus, including logos, artwork, and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other company.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and any documents we incorporate by reference, contain forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in our “Prospectus Summary” and “Use of Proceeds” sections in this prospectus and “Risk Factors,” “Management Discussion and Analysis of Financial Condition and Result of Operations,” and “Business” sections in Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended September 30, 2023 (the “2023 Annual Report”), which is incorporated by reference herein. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words.

Our operations and business prospects are always subject to risks and uncertainties including, among others:

●	Our ability to secure raw materials and components to manufacture sufficient quantities of robots to match demand;

●	Our ability to secure enterprise clients and deals in the face of growing competition;

●	Assumptions around the speed of robotic adoption in service environments;

●	Assumptions relating to the size of the market for our products and services;

●	Unanticipated regulations of robots and automation that add barriers to adoption and have a negative effect on our business;

●	Our ability to obtain and maintain intellectual property protection for our products; and

●	Our estimates of expenses, future revenue, capital requirements and our needs for, or ability to obtain, additional financing.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

iii

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class B common stock. You should read this entire prospectus, including the information incorporated by reference herein, carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in our 2023 Annual Report, before making an investment decision. This prospectus and the information incorporated herein by reference include trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included or incorporated by reference into this prospectus and the information incorporated herein by reference are the property of their respective owners.

In this prospectus, unless the context otherwise requires, the terms “we,” “us,” “our,” “Richtech” and the “Company” refer to Richtech Robotics Inc.

Overview

We are a developer of advanced robotic technologies focused on transforming labor-intensive services in hospitality and other sectors currently experiencing unprecedented labor shortages. With a global R&D team based out of China and the United States, we design, manufacture and sell robots to restaurants, hotels, hospitals, senior living centers, casinos, factories, movie theaters and other businesses. Our robots perform a variety of services including restaurant running and bussing, hotel room service and linen delivery, hospital specialized deliveries, floor scrubbing and vacuuming, and beverage and food preparation. We design our robots to be friendly, customizable to client environments, and extremely reliable. For example, our food service delivery robots typically make over 1,000 deliveries every month in busy environments, while robots working in hospitals make more than 8,000 multi-floor deliveries per month. Our current customer base includes major hotel brands, national chain restaurants, prestigious hospitals, leading senior care facilities, and top casino management companies.

Our mission is to integrate robotics and automation into our everyday lives. We envision ourselves becoming a leading robotics “Super-operator,” where thousands of our robots are deployed out in the field and managed by Richtech’s AI Cloud Platform (“ACP”). As a Super-operator, our robotic fleet will be performing a wide variety of tasks within a business, from completing deliveries and scrubbing floors to cooking noodles and preparing drinks. Our ACP platform will allow businesses to plug in their robots and immediately leverage an immense amount of data to optimize workflows, lower management complexity, and minimize labor dependency.

On November 21, 2023, the Company consummated its initial public offering of 2,100,000 shares of Class B common stock at a price of $5.00 per share, generating gross proceeds of $10.5 million. On December 22, 2023, the underwriters purchased an additional 42,563 shares of Class B common stock at a price of $5.00 per share, generating gross proceeds of $212,815. On November 17, 2023, the shares of Class B common stock began trading on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “RR.”

In connection with the initial public offering, the Company issued to the representative of the underwriters and its designee (the “Representative”) warrants (the “Representative’s Warrants”) to purchase 105,000 shares of Class B common stock. In connection with the partial exercise of the underwriters’ over-allotment option, the Company issued to the Representative and its designee additional Representative’s Warrants to purchase 2,128 shares of Class B common stock. The Representative’s Warrants are exercisable at a per share exercise price equal to $6.00 at any time and from time to time, in whole or in part, during the period commencing on May 21, 2024, and terminating on November 21, 2028. Neither the Representative’s Warrants nor any of the shares issued upon exercise of the Representative’s Warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of six (6) months immediately following the commencement of sales of the initial public offering. The Representative’s Warrants also provides for one demand registration right of the shares underlying the Representative’s Warrants at the Company’s expense; one additional demand registration at the warrant holders’ expense; and unlimited “piggyback” registration rights. The registration rights will only be exercisable within a period of five years after November 16, 2023. The Representative’s Warrants also contain customary anti-dilution provisions.

In connection with the initial public offering, the Company filed its Second Amended and Restated Articles of Incorporation with the Nevada Secretary of State on November 17, 2023.

Recent Developments

Standby Equity Purchase Agreement

On February 15, 2024, the Company entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”) with YA II PN, Ltd. (the “Investor”), pursuant to which the Investor agreed to purchase up to $50 million of the Company’s shares of Class B common stock over the course of 24 months after the date of the Purchase Agreement. The price of shares to be issued under the Purchase Agreement will be 96% of the lowest volume weighted average price (the “VWAP”) of the Class B common stock for the three trading days immediately following the delivery of each Advance notice (as defined below) by the Company (the “Pricing Period”). Each issuance and sale by the Company to the Investor under the Purchase Agreement (an “Advance”) is subject to a maximum amount equal to 100% of the daily trading volume of the Class B common stock, as reported by Bloomberg L.P., during the five trading days immediately preceding an Advance notice.

With respect to each Advance, the Company has the option to notify the Investor of a minimum acceptable price (“MAP”) by specifying the amount within an Advance notice. During any trading day within a Pricing Period, two conditions will trigger an automatic reduction to the amount of the Advance by one-third: either (i) the VWAP of the Class B common stock is below the MAP specified in the Advance notice, or (ii) there is no VWAP available (each such day, an “Excluded Day”). On each Excluded Day, an automatic one-third reduction is applied to the specified Advance amount in the Advance notice and that day will be excluded from the Pricing Period.

Each Advance is subject to certain limitations, including that the Investor cannot purchase any shares that would result in it beneficially owning more than 4.99% of the Company’s outstanding voting power or number of shares of Class B common stock at the time of an Advance or acquiring in the aggregate under the Purchase Agreement more than 19.99% of the Company’s outstanding shares of Class B common stock as of the date of the Purchase Agreement (the “Exchange Cap”). The Exchange Cap will not apply under certain circumstances, including, where the Company has obtained stockholder approval to issue in excess of the Exchange Cap in accordance with the rules of Nasdaq or such issuances do not require stockholder approval under Nasdaq’s “minimum price rule.”

The Purchase Agreement will terminate automatically on the earlier of February 16, 2026 or when the Investor has purchased an aggregate of $50 million of Class B common stock. The Company has the right to terminate the Purchase Agreement upon five trading days’ prior written notice to the Investor, subject to certain conditions.

In connection with and subject to the satisfaction of certain conditions set forth in the Purchase Agreement, the Investor will pre-advance to the Company up to $3,000,000 of the $50,000,000 commitment amount (a “Pre-Advance”), with each Pre-Advance to be evidenced by a convertible promissory note (each, a “SEPA Note”). The first Pre-Advance, in the principal amount of $1,000,000, was advanced February 15, 2024. The second Pre-Advance, in a principal amount of $1,000,000, was advanced on March 18, 2024. The third Pre-Advance, in the principal amount of $1,000,000, was advanced on April 15, 2024. Each SEPA Note is subject to a 4% discount on the principal amount of such SEPA Note.

Each SEPA Note will accrue interest on the outstanding principal balance at the rate of 8% per annum and has a maturity date of February 15, 2025 (as may be extended at the option of the Investor). Beginning in May 2024, the Company was required to pay, on a monthly basis, one-nineth of the outstanding principal amount of each SEPA Note, together with accrued and unpaid interest, either (i) in cash or (ii) by submitting an Advance notice pursuant to the Purchase Agreement and selling the Investor shares, or any combination of (i) or (ii) as determined by the Company. The initial repayment was due 90 days after the issuance of the first SEPA Note, followed by subsequent payments due every 30 days after the previous payment. Unless otherwise agreed to by the Investor, any funds received by the Company pursuant to the Purchase Agreement for the sale of shares will first be used to satisfy any payments due under an outstanding SEPA Note.

At the election of the Investor, all or a portion of the principal, interest, or other amounts outstanding under each SEPA Note (the “Conversion Amount”) may be converted into shares of Common Stock (the “Conversion Shares”), equal to: (x) the Conversion Amount, divided by (y) the Conversion Price. “Conversion Price” is defined as (i) $6.00 per share of Class B common stock, provided however, on May 28, 2024 (the “Reset Date”), the Conversion Price shall be adjusted (downwards only) to equal the average of the daily VWAPs for the 5 consecutive trading days immediately prior to the Reset Date, if such price is lower than the Conversion Price then in effect. The Conversion Shares are entitled to the registration rights set forth in the Purchase Agreement.

On March 14, 2024, the Company and the Investor entered into a letter agreement (the “Letter Agreement”) to amend the terms of each SEPA Note as follows: (i) the Company may redeem early a portion or all amounts (including principal and accrued and unpaid interest) outstanding under the SEPA Note with at least 10 trading days’ prior written notice by the Company to the Investor. The outstanding principal balance being redeemed by the Company shall be subject to a 10% cash redemption premium. After receipt of the Redemption Notice, the Investor shall have 10 trading days to elect to convert all or any portion of the SEPA Note; and (ii) the Conversion Price shall not be lower than $1.50 per share of Class B common stock.

The Company paid a subsidiary of the Investor a structuring fee in the amount of $25,000 and in April 2024, issued to the Investor 259,350 shares of Class B common stock (the “Commitment Shares”) as a commitment fee. The Company and the Investor made certain representations and warranties to each other that are customary for transactions similar to this one, subject to specified exceptions and qualifications. Each of the Company and the Investor also agreed to indemnify the other.

As of June 28, 2024, we had issued 708,561 shares under the Purchase Agreement and the SEPA Notes (including 259,350 Commitment Shares).

The foregoing descriptions of the Purchase Agreement and the SEPA Notes and the transactions contemplated thereby are qualified in their entirety by reference to the full text of the Purchase Agreement and the SEPA Notes, a copy or a form of which are attached hereto as Exhibits 10.13 and 10.14, respectively, each of which is incorporated herein in its entirety by reference.

In connection with the execution of the Purchase Agreement (as defined below), the Company entered into two agreements with Revere Securities, LLC (“Revere”): (i) a financial services agreement, dated as of January 22, 2024 (the “Financial Services Agreement”), pursuant to which the Company agreed to pay Revere $25,000 per month on an accrual basis for six months, with payments commencing upon the execution of the Purchase Agreement, for general financial advisory services provided by Revere, and (ii) a finder’s fee agreement, dated as of January 22, 2024 (the “Finder’s Fee Agreement”), pursuant to which the Company agreed to pay Revere (a) cash compensation equal to 7% of total proceeds from Pre-Advances (as defined below) raised under the Purchase Agreement, plus (b) cash compensation equal to 4% of any Advance (as defined below) under the Purchase Agreement, paid upon 3 business days after the closing of such Advance.

The foregoing descriptions of the Financial Services Agreement and the Finder’s Fee Agreement are qualified in their entirety by reference to the full text of the Financial Services Agreement and the Finder’s Fee Agreement, copies of which are attached hereto as Exhibits 10.15 and 10.16, respectively, each of which is incorporated herein in its entirety by reference.

Corporate History and Structure

The Company was originally founded as Richtech Creative Displays LLC in Nevada in July 2016. The primary business at the time of incorporation was product development work related to machine vision used to process video feed and produce usable outputs. Applications of this work included interactive projection systems, facial recognition applications such as for temperature screening, and eventually environmental image recognition, obstacle avoidance recognition, and virtual positioning analysis necessary for indoor robot navigation. From 2019 to 2020, we designed, developed, and built indoor delivery robots. In response to COVID, we pivoted to providing temperature screening robots that utilized AI algorithms to detect a face and pinpoint the location of the forehead to take an accurate temperature measurement. As fears around COVID subsided and the labor shortage took hold, we pivoted back to providing delivery robots and other service-related robots.

Richtech Creative Displays LLC was converted to Richtech Robotics Inc., a Nevada corporation, in June 2022.

Our Products and Services

Our products are categorized into three kinds of service automation: indoor transport and delivery, sanitation, and food and beverage automation. Our target market is the hospitality sector, which includes restaurants, hotels, casinos, resorts, senior care, hospitals, and movie theaters. We also plan to leverage our expertise in food automation to bring services directly to the consumer with the ADAM system which is described below.

The majority of our robots can be characterized as Autonomous Mobile Robots (“AMRs”), meaning that our robots can understand and move through its environment independently. AMRs differ from their predecessors, Autonomous Guided Vehicles (“AGVs”), which rely on tracks or predefined paths and often require operator oversight. Our AMRs understand their environment through an array of advanced sensors, with the primary sensor being a LiDAR which stands for Light Detection and Ranging. The LiDAR is able to create a 2D map of the environment by sending out laser pulses and measuring the time it takes to bounce back, similar to sonar but far more accurate. Secondary sensors such as RGBD cameras that detect color and depth of images, ultrasonic proximity sensors, and standard AI machine vision that can recognize objects are used in sync to create an in-depth understanding of the robot’s environment. These sensors, combined with a robust navigation software stack based on AI algorithms, provides our robots the ability to perform dynamic path planning through their environments.

Our ACP service is a business optimization tool that allows customers to benefit from the rich operational data generated by the robots. Each AMR can operate independently in the real world and report data up to the ACP. The ACP can then utilize the data to optimize workflows, enhance guest experiences, and minimize waste. The ACP will store robot utilization metrics for analyses and reporting, providing clients with detailed operational data. Lastly, one of the most important features of the ACP is that it allows multiple types of robots to operate in the same environment, utilizing the same integrations and providing data back to a centralized point.

Indoor Transport and Delivery

In the transport and delivery category we have three main product lines, the Matradee line of server assistant robots geared towards restaurants and restaurant-like environments, the Medbot line designed specifically for hospital deliveries, and the Titan line for heavy duty payloads in central distribution facilities and general hospitality environments.

Matradee is a robot designed for dining spaces that can be used for bussing, serving, hosting, advertising, and entertaining. For example, Matradee will transport food from the kitchen to the table where a waiter can come by and serve the guests. The waiter could then load the Matradee with dirty plates and send it to the dish washing zone in the kitchen. The robot is designed to operate in narrow and busy environments, navigating around tables and people in order to get to its destination. Matradee was designed to have a large carrying capacity and to be extremely stable so that it can carry wine glasses and delicate food items without spilling. It can also be used to greet guests at the reception area and lead them to their table. With a battery life of eight to fourteen-hours between charges, the Matradee can run for the entire day without taking a break. When multiple robots are deployed in the same space, the robots communicate over short-range radio waves to coordinate and make way for each other.

Medbot is designed specifically for secure and efficient deliveries in hospitals and other healthcare spaces. This line of robots is a rebranding of the Richie/Robbie robotic line, aimed to help customers better associate the robot to specific applications. The robot has 4 secured compartments that can be configured to deliver items to up to 4 different destinations per trip. Through our ACP, the Medbot can travel on elevators and through secure doors providing a fully autonomous delivery solution in extremely dynamic environments. The Medbot has a very robust suite of sensors that allows it to be very nimble and intelligent when navigating around people as well as large obstructions like hospital beds and trash bins. From our deployments in the field, a fleet of 5 Medbots can make between 8,000 – 9,000 deliveries per month, traveling over 600 miles, with over 600 hours of active runtime between them. This alleviates one of the toughest tasks on hospital staff, and provides a very strong ROI for the hospital.

Titan is the newest addition to our delivery robot lineup, adding an option for customers looking for more heavy duty AMR delivery options. The current version of Titan can carry between 330 - 440 lbs, with additional models able to carry over 1000lbs in development. Titan was designed with modularity and ease of implementation in mind, as it can lift any rack as long as the rack meets a certain set of general parameters. This provides Titan with a very large addressable market in and outside the hospitality space. For example, factories and warehouses can utilize Titan for delivery of large objects over large spaces, up and down elevators and through secure doors. Titan broadens the applications where we can apply our AMR technology to improve efficiency and solve labor challenges.

Sanitation

DUST-E is our autonomous commercial cleaning robot product line that features two distinct models, the S and the MX. The original DUST-E line included three distinct models, we consolidated the robot line to simplify the customer journey and decrease decision making time. The S is our smaller robot designed to perform routine vacuum and mopping in spaces less than 10,000 sq. ft., such as indoor hard floor office environments. The MX is for larger spaces up to 500,000 sq ft., tailored to large industrial and commercial spaces such as warehouses, factories, large hotel floors, event spaces, schools and universities, and department stores.

Food and Beverage Automation

ADAM is our food and beverage automation robot. The core concept of ADAM is to develop a fully independent food and beverage business based entirely on robots and automation. The dual six-degree-of-freedom robotic arms are designed to provide the same level of flexibility as a human arm, allowing ADAM to easily emulate human movements. We designed ADAM to be friendly and approachable by giving it a white and round exterior, and designed it to look more like a robot than a human to avoid the “uncanny valley” effect. (The uncanny valley is a concept that suggests that humanoid objects that imperfectly resemble actual human beings provoke uncanny or strangely familiar feelings of uneasiness and revulsion in observers. “Valley” denotes a dip in the human observer’s affinity for the replica, a relation that otherwise increases with the replica’s human likeness.) We have implemented natural language processing to allow customers to directly speak their orders to the ADAM, providing customers with a cutting-edge beverage ordering experience. ADAM is currently serving customers at various venues across the country including inside supermarkets, stadiums, hospitals, and coffee shops across the country.

Our Industry

Our product family was designed to provide labor-intensive businesses with robotic automation solutions. We believe hospitality is the most labor-intensive industry, which is why we have deployed our robots across restaurants, hotels, casinos, hospitals, bars, event spaces, and senior living homes.

The nonindustrial service robotics market includes warehouse picker robots, self-driving floor scrubbers, customer service robots, delivery robots, surgery robots, food harvesting robots for agriculture, underground and underwater inspection robots, security robots, military defense robots, drug research robots and others. The market is currently in the phase where end-users and system integrators are still gaining experience in adoption and implementation of nonindustrial service robots. In North America, the primary driver for adoption is expected to be the ongoing trend to automate menial or non-value-adding-tasks. These tasks include cleaning, transport and delivery, and food preparation.

Our Competitive Strengths

We believe we are one of the current leaders in the service robotics market for the following reasons:

●	First Mover Advantage: The nonindustrial service robotics market has no clearly defined market leader. Our Matradee robot is one of the earliest restaurant service robots to launch in the U.S. market, and we believe we are recognized by customers and competitors as an established brand in the restaurant service robotics space. We believe that there is only one other competitive product that was launched for room service delivery prior to our Richie and Robbie (now rebranded as Medbot) being introduced to the market. Based on our extensive knowledge of the service robotics industry, we believe ADAM to be one of the earliest commercialized humanoid robots in the U.S. that can be utilized to serve both food and beverages in a real-world environment. We have not seen any other dual-arm humanoid robot like ADAM with full AI capabilities that has come to market and been deployed at any scale in the United States.

●	Reliable Technology:Our reliable AI navigation and obstacle recognition algorithms provides our robots with what we believe is best-in-class reliability and performance.

●	Broad Product Offerings and Synergies:Unlike our competitors that only provide one robot or one type of robot, we have a breadth of robotic solutions to deploy depending on a client’s needs. Having a variety of products not only provides clients with a one-stop-shop for their service robotic needs, it also creates the impression that we are a reliable resource to consult as they approach the general adoption and implementation of robotic solutions across different sectors of their business.

●	Distribution: We have an extensive network of distribution channels with over 30 regional and national distributors. These distribution partners span across a broad array of sectors including healthcare, senior living, hotels, and restaurants.

●	Enterprise Partnerships:We have executed Master Services Agreements (“MSAs”) with several large enterprise customers (defined as those companies with annual revenues over $1 billion) that in total represent over 9,000 restaurant and hotels. We have on-going pilot programs with ten enterprises that represent over 40,000 locations. Our enterprise customers represent the largest players in the restaurant, hotel, senior living, and casino industries. We believe our ability to form enterprise level partnerships will be a major differentiating factor between us and competitors over the next two-three years.

●	Business Model: We are at the forefront of the U.S. service robotics market. Our robots utilize cutting edge sensors and algorithms to provide extremely high reliability in uncontrolled environments, at an affordable cost for customers. Additionally, we are co-developing novel innovative solutions through our partnerships with dominant industry partners, in sectors such as healthcare, lodging, senior living, and retail. We are focused on leveraging these novel innovative solutions through a Robot-as-a-Service model that will provide long-term recurring revenue for the business. Lastly, as we continue to develop and launch new solutions in the hospitality service robotics space, we see high upsell potential in leveraging data collected by our robots to provide valuable insights into a customer’s business.

●	Market Coverage: We currently provide deployment and maintenance services to the entire continental United States and Hawaii. We have deployments in 40 states and anticipate adding more on a monthly basis. Our ability to maximize the addressable market should accelerate the growth of our business. With a larger market share, we can utilize economies of scale to better compete against our competitors.

Our Strategies

We intend to establish ourselves as the leading provider of service robotic solutions by developing, manufacturing, and deploying novel products that address the growing need for automation in the service industry. The key components to our growth strategy include:

●	Building our commercial organization;

●	Penetrate the hotel market with Medbot and Titan;

●	Launch and scale our robotics franchise brand;

●	Establish enterprise partnerships;

●	Penetrate the education and government markets; and

●	Expanding our R&D team.

See the section entitled “Business — Our Strategies” included in our 2023 Annual Report for more details.

Intellectual Property

We currently have 9 pending patents and 3 approved patents. Additionally, we will continue to file patent applications for our innovative inventions. We also hold two trademarks and own and operate three domain names.

Summary of Risks

Our business is subject to a number of risks and uncertainties. These risks are discussed more fully in “Risk Factors” included elsewhere in this prospectus and in the section titled “Risk Factors” included in our 2023 Annual Report. Before you make a decision to invest in our Class B common stock, you should carefully consider all of those risks including the following:

Risks Related to Our Industry and Business

●	We operate in an emerging market, which makes it difficult to evaluate our business and prospects.

●	We operate in an emerging industry that is subject to rapid technological change and will experience increasing competition.

●	Our business plans require a significant amount of capital. Future capital needs may require us to sell additional equity or debt securities that may dilute its stockholders.

●	We have limited experience in operating our robots in a variety of environments. Unforeseen safety issues with our products could result in injuries to people which could result in adverse effects on our business and reputation.

●	We must successfully manage product introductions and transitions in order to remain competitive.

●	Our international expansion plans, if implemented, will subject us to a variety of risks that may harm our business.

●	We rely on third party manufacturers/suppliers, which may increase the risk that we will not have sufficient quantities of our products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

Risks Related to Our Intellectual Property

●	If we fail to protect or enforce our intellectual property or proprietary rights, our business and operating results could be harmed.

●	In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, designs, experiences, workflows, data, processes, software and know-how.

●	Under a certain number of our agreements, we are required to provide indemnification in the event our technology causes harm to third parties.

Risks Related to Compliance

●	We may become subject to new or changing governmental regulations relating to the design, manufacturing, marketing, distribution, servicing, or use of our products, and a failure to comply with such regulations could lead to withdrawal or recall of our products from the market, delay our projected revenues, increase cost, or make our business unviable if we are unable to modify its products to comply.

●	We may become involved in legal and regulatory proceedings and commercial or contractual disputes, which could have an adverse effect on our profitability and financial position.

●	We are subject to, and must remain in compliance with, numerous laws and governmental regulations across various jurisdictions concerning the manufacturing, use, distribution and sale of our products.

General Risks Associated with Our Company

●	Our limited operating history and evolving business make it difficult to evaluate our current business and future prospects.

●	If we were to lose the services of members of our senior management team, we may not be able to execute our business strategy.

●	We are currently a small organization and will need to hire additional qualified personnel to effectively implement our strategic plan, and if we are unable to attract and retain highly qualified employees, we may not be able to continue to grow our business.

●	We are an “emerging growth company,” and will be able take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our Class B common stock less attractive to investors.

●	We will incur significantly increased costs as a result of and devote substantial management time to operating as a public company.

●	Our management has limited experience in operating a public company.

Risks Related the Ownership of Our Class B Common Stock

●	An active trading market for our Class B common stock may not develop or be sustained.

●	The trading price of our Class B common stock may be volatile, and you could lose all or part of your investment.

●	Future sales of our Class B common stock or securities convertible into our Class B common stock may depress our stock price.

●	Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our Class B common stock.

●	Our directors, executive officers and principal stockholders have substantial control over us and could delay or prevent a change of corporate control.

Risks Related to This Offering

●	We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

●	You will experience immediate and substantial dilution in the net tangible book value per share of the Class B common stock you purchase. You may also experience future dilution as a result of future equity offerings.

●	This is a reasonable best effort offering, no minimum number of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans, including our near-term business plans.

●	Purchasers who purchase our securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.

●	Resales of our Class B common stock in the public market during this offering by our stockholders may cause the market price of our Class B common stock to fall.

●	This offering may cause the trading price of our Class B common stock to decrease.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies. These provisions include, but are not limited to:

●	being permitted to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

●	an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

●	reduced disclosure about executive compensation arrangements in our periodic reports, registration statements, and proxy statements; and

●	exemptions from the requirements to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are not choosing to “opt out” of this provision. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.0 billion in non-convertible debt securities and (iv) the end of any fiscal year in which the market value of our Class B common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year. We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Implication of Being a Controlled Company

Our co-founder and Chief Executive Officer, Zhenwu (Wayne) Huang, beneficially owns 30,308,000 shares of Class A common stock, par value $0.0001 per share, of the Company (the “Class A common stock”), representing approximately 65.12% of the total voting power of our issued and outstanding shares of common stock. As a result, we are a “controlled company” as defined under the Nasdaq rules, because Zhenwu (Wayne) Huang holds more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to stockholders of companies that are subject to these corporate governance requirements.

Principal Offices

Our principal executive offices are located at 4175 Cameron St, Ste 1, Las Vegas, NV 89103. Our telephone number is (866) 236-3835. Our website address is www.richtechrobotics.com. The information contained in, or that can be accessed through, our website is not a part of or incorporated by reference in this prospectus, and you should not consider it part of this prospectus or of any prospectus supplement. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

Class B common stock to be offered	[_] shares.

Offering price per share	$[_].

Class B common stock to be outstanding before this offering	27,530,097 shares.

Class B common stock to be outstanding immediately after this offering	[_] shares.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $[ ] million. We currently intend to use the net proceeds from this offering for working capital, general corporate purposes, including the further development of our product candidates, and the procurement of inventory, specifically for robotic hardware. See “Use of Proceeds” for additional information.

Risk factors	An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus and the other information included and incorporated by reference in this prospectus for a discussion of the risk factors you should carefully consider before deciding to invest in our securities.

Best efforts offering	We have agreed to offer and sell the securities offered hereby to the purchasers through the placement agent. The placement agent is not required to buy or sell any specific number or dollar amount of the securities offered hereby, but it will use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. See “Plan of Distribution” beginning on page 24 of this prospectus.

Transfer agent and registrar	The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Nasdaq symbol	Our Class B common stock is listed on Nasdaq under the symbol “RR.”

(1)	The number of shares of Class B common stock to be outstanding after this offering is based on 27,530,097 shares of our Class B common stock outstanding as of June 28, 2024 and excludes, as of that date, the following:

●	105,000 shares of Class B common stock issuable upon the exercise of the Representative’s Warrants;

●	2,293,874 shares of Class B common stock reserved for future grants of equity-based awards under our equity incentive plan; and

●	Up to 12,874,647 shares of Class B common stock issuable under the Purchase Agreement (including the shares of Class B common stock issuable upon the conversion of the SEPA Notes).

RISK FACTORS

An investment in our Class B common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as the risks set forth under the section titled “Risk Factors” in our 2023 Annual Report, which is incorporated by reference herein. You should also refer to the other information contained in this prospectus and the documents incorporated by reference herein, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our 2023 Annual Report, before making a decision to invest in our Class B common stock. Our business, operating results, financial condition, or prospects could be materially and adversely affected by any of these risks and uncertainties. If any of these risks actually occurs, the trading price of our Class B common stock could decline and you might lose all or part of your investment. Our business, operating results, financial performance, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to This Offering

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section of this prospectus entitled “Use of Proceeds.” You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, causing the price of our securities to decline and delay the development of our product candidates, and to repay loans. Pending the application of these funds, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

You will experience immediate and substantial dilution in the net tangible book value per share of the Class B common stock you purchase. You may also experience future dilution as a result of future equity offerings.

The price per share, together with the number of shares of our Class B common stock we propose to issue and ultimately will issue if this offering is completed, may result in an immediate decrease in the market price of our Class B common stock. Our historical net tangible book value as of March 31, 2024 was $10,219 thousand, or approximately $[0.15] per share of our Class B common stock. After giving effect to the [ ] shares of our Class B common stock to be sold in this offering at a public offering price of $[ ] per share, our as adjusted net tangible book value as of [ ], 2024 would have been $[ ] million, or approximately $[ ] per share of our Class B common stock. This represents an immediate dilution in the net tangible book value of $[ ] per share of our Class B common stock to our existing stockholders and an immediate decrease in net tangible book value of approximately $[ ] per share of our Class B common stock to new investors, representing the difference between the assumed public offering price and our as adjusted net tangible book value as of [ ], 2024, after giving effect to this offering, and the assumed public offering price per share.

In addition, in order to raise additional capital, we may in the future offer additional shares of our Class B common stock or other securities convertible into or exchangeable for our Class B common stock at prices that may not be the same as the price per share in this offering. In the event that the outstanding options or warrants are exercised or settled, or that we make additional issuances of Class B common stock or other convertible or exchangeable securities, you could experience additional dilution. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders, including investors who purchase shares of Class B common stock in this offering. The price per share at which we sell additional shares of our Class B common stock or securities convertible into Class B common stock in future transactions, may be higher or lower than the price per share in this offering. As a result, purchasers of the shares we sell, as well as our existing stockholders, will experience significant dilution if we sell at prices significantly below the price at which they invested.

This is a reasonable best efforts offering, no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans.

The placement agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The placement agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, placement agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth above. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an number of securities sufficient to pursue the business goals outlined in this prospectus. Thus, we may not raise the amount of capital we believe is required for our business plans and may need to raise additional funds, which may not be available or available on terms acceptable to us.

Purchasers who purchase our securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.

In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement including, but not limited to: (i) timely delivery of securities; (ii) agreement to not obtaining any financings for 60 days from closing; and (iii) indemnification for breach of contract.

Resales of our Class B common stock in the public market during this offering by our stockholders may cause the market price of our Class B common stock to fall.

Sales of a substantial number of shares of our Class B common stock could occur at any time. The issuance of new shares of our Class B common stock could result in resales of our Class B common stock by our current stockholders concerned about the potential ownership dilution of their holdings. In turn, these resales could have the effect of depressing the market price for our Class B common stock.

This offering may cause the trading price of our Class B common stock to decrease.

The price per share, together with the number of shares of Class B common stock we propose to issue and ultimately will issue if this offering is completed, may result in an immediate decrease in the market price of our Class B common stock. This decrease may continue after the completion of this offering.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our Class B Common Stock.

The Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Class B common stock, which may have the effect of reducing the level of trading activity in our Class B common stock. As a result, fewer broker-dealers may be willing to make a market in our Class B common stock, reducing a stockholder’s ability to resell shares of our Class B common stock.

USE OF PROCEEDS

We estimate that the net proceeds from the offering will be approximately $[ ] million, after deducting the placement agent fees and estimated offering expenses payable by us. However, because this is a reasonable best-efforts offering and there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, the placement agent’s fees and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus.

We currently intend to use the net proceeds from this offering for working capital, general corporate purposes, including the further development of our product candidates, and the procurement of inventory, specifically for robotic hardware. The strategic investment in our inventory is aimed at bolstering our capacity to support our Robot-as-a-Service business model. This expected use of proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. The amounts and timing of our use of proceeds will vary depending on a number of factors, including the amount of cash generated or used by our operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering.

CAPITALIZATION

The following table presents a summary of our cash and cash equivalents and capitalization as of March 31, 2024:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of Class B common stock, after deducting placement agent fees and estimated offering expenses payable by us.

The unaudited as adjusted information below is prepared for illustrative purposes only and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes in our 2023 Annual Report and our Quarterly Report on Form 10-Q for the period ended March 31, 2024, incorporated herein by reference.

	As of March 31, 2024
(in thousands)	Actual	As adjusted
Cash and cash equivalents	$8,195	$
Class B Common stock: $0.0001 par value; 60,600,000 shares authorized; 22,283,410 shares issued and outstanding, actual; [ ] shares issued and outstanding, pro forma as adjusted	0
Additional paid-in capital	13,886
Accumulated deficit	(3,667)
Total stockholders’ equity	$10,219	$

Each $[   ] increase (decrease) in the assumed public offering price of $[ ] per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital and total stockholders’ equity by approximately $[ ] million, assuming the number of shares of Class B common stock offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated placement agent fees and estimated offering expenses. Similarly, each increase (decrease) of 100,000 shares in the number of shares of Class B common stock offered would increase (decrease) cash and cash equivalents, additional paid-in capital and total stockholders’ equity by approximately $[ ] million, assuming the assumed public offering price remains the same, and after deducting estimated placement agent fees and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The above discussion is based on 22,283,410 shares of our Class B common stock outstanding as of March 31, 2024 and excludes, as of that date, the following:

●	105,000 shares of Class B common stock issuable upon the exercise of the Representative’s Warrants;

●	4,605,000 shares of Class B common stock reserved for future grants of equity-based awards under our equity incentive plan; and

●	12,983,208shares of Class B common stock issuable under the Purchase Agreement (including the shares of Class B common stock issuable upon the conversion of the SEPA Notes).

DILUTION

If you purchase shares of our Class B common stock, your interest will be diluted immediately to the extent of the difference between the offering price per share you will pay in this offering and the as adjusted net tangible book value per share of our Class B common stock after this offering. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of our Class B common stock outstanding.

As of March 31, 2024, our net tangible book value was $10,219 thousand, or $[0.15] per share of Class B common stock.

After giving effect to the foregoing pro forma adjustments and the sale by us of [ ] shares of Class B common stock at an assumed public offering price of $[ ] per share, and after deducting the placement agent fees and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2024, would have been $[ ] million, or $[ ] per share. This represents an immediate dilution in as adjusted net tangible book value of approximately $[ ] per share to our existing stockholders, and an immediate decrease of $[ ] per share to purchasers of shares in this offering, as illustrated in the following table:

Assumed public offering price per share	$
Net tangible book value per share as of March 31, 2024		$0.15
Net dilution in net tangible book value per share attributable to existing shareholders	$
As adjusted net tangible book value per share after this offering	$
Dilution in net tangible book value per share to new investors in the offering	$

The above discussion is based on [22,283,410] shares of our Class B common stock outstanding as of March 31, 2024 and excludes, as of that date, the following:

●	105,000 shares of Class B common stock issuable upon the exercise of the Representative’s Warrants;

●	4,605,000 shares of Class B common stock reserved for future grants of equity-based awards under our equity incentive plan; and

●	12,983,208 [ ] shares of Class B common stock issuable under the Purchase Agreement (including the shares of Class B common stock issuable upon the conversion of the SEPA Notes).

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information concerning the ownership of our Class A common stock and Class B common stock as of June 28, 2024, with respect to: (i) each person, or group of affiliated persons, known to us to be the beneficial owner of more than five percent of our Class A common stock and Class B common stock; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our current directors and executive officers as a group.

Applicable percentage ownership is based on an aggregate of 69,683,943 shares of our common stock, consisting of (i) 42,153,846 shares of our Class A common stock   and (ii) 27,530,097 shares of our Class B common stock outstanding as of June 28, 2024. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to such securities. In addition, pursuant to such rules, we deemed outstanding shares of Class B common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 28, 2024. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the beneficial owners named in the table below have sole voting and investment power with respect to all shares of our Class A common stock and Class B common stock that they beneficially own, subject to applicable community property laws.

Beneficial Ownership Table

	Prior to this Offering			After this Offering
Name of Beneficial Owner(1)	Shares of Class A Common Stock	Shares of Class B Common Stock	% of Total Voting Power	Shares of Class A Common Stock	Shares of Class B Common Stock	% of Total Voting Power
Executive Officers and Directors
Zhenwu Huang	30,308,000	—	64.34%	30,308,000	—	[_]	%
Zhenqiang Huang	7,892,000	—	16.75%	7,892,000	—	[_]	%
Phil Zheng	—	1,200,000	*	—	1,200,000	*
Matthew G. Casella	—	—	—	—	—	—
John Shigley	—	—	—	—	—	—
Stephen Markscheid	—	—	—	—	—	—
Saul Factor	—	—	—	—	—	—
All officers and directors as a group (7 individuals)	38,200,000	1,200,000	81.35%	38,200,000	1,200,000	[_]	%
5% Stockholders
King Bliss Limited(2)	1,734,846	2,200,000	8.35%	1,734,846	2,200,000	[_]	%
Broad Elite Ventures Limited(3)	—	1,800,000	*	—	1,800,000	*
Renmeng LLC(4)	—	1,400,000	*	—	1,400,000	*
Yimeng Zhao(7)	—	1,507,730	*	—	1,507,730	*
Zhiqi Yan(7)	—	1,415,420	*	—	1,415,420	*
Harmony Grace Holdings Limited(5)	—	1,400,000	*	—	1,400,000	*

*	Less than 1%

(1)	Unless noted otherwise, the address of all listed stockholder is 4175 Cameron St Ste 1, Las Vegas, NV 89103. Each of the stockholder listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise.

(2)	Mr. Zhao Zilong is the sole shareholder and director of King Bliss Limited, a company incorporated in the British Virgin Islands, and as such, has sole voting and dispositive power over the securities held by such entity.

(3)	Mr. Liqun Zhu is the chief executive officer of Broad Elite Ventures Limited, a company incorporated in the British Virgin Islands, and as such, has sole voting and dispositive power over the securities held by such entity.

(4)	Mr. Scott Ren is the majority shareholder and manager of Renmeng LLC, a Nevada limited liability company, and as such, has sole voting and dispositive power over the securities held by such entity.

(5)	Mr. Zichen Liu is the sole shareholder of Harmony Grace Holdings Limited, a company incorporated in the British Virgin Islands, and as such, has sole voting and dispositive power over the securities held by such entity.

(6)	Shares held by each of these individuals represent shares of Class B common stock issued to each holder upon conversion of the Convertible Notes held by such individuals.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

DESCRIPTION OF CAPITAL STOCK

The following summary of the rights of our capital stock is not complete and is subject to and qualified in its entirety by reference to our Second Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, copies of which are filed as exhibits to our 2023 Annual Report on Form 10-K, and forms of securities, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part, which are incorporated by reference herein.

Securities

Pursuant to our Second Amended and Restated Articles of Incorporation,  our authorized capital stock is (a) 310,000,000 shares of common stock, $0.00001 par value per share, consisting of (i) 100,000,000 shares of Class A common stock and (ii) 200,000,000 shares of Class B common stock; and (b) 10,000,000 shares of “blank check   ” preferred stock, par value $0.0001 per share (“preferred stock”).

Our board of directors may from time to time authorize by resolution the issuance of any or all shares of the common stock and the preferred stock authorized in accordance with the terms and conditions set forth in Second Amended and Restated Articles of Incorporation for such purposes, in such amounts, to such persons, corporations, or entities, for such consideration and in the case of the preferred stock, in one or more series, all as the board in its discretion may determine and without any vote or other action by the stockholders, except as otherwise required by law.

Common Stock

Our Second Amended and Restated Articles of Incorporation provides for two classes of common stock. As of the date of this prospectus, there were 69,683,943 shares of our common stock issued and outstanding, consisting of 42,153,846 shares of Class A common stock and 27,530,097 shares of Class B common stock.

Except as otherwise required by the Nevada Revised Statutes (“NRS”), each holder of Class A common stock is entitled to ten (10) votes in respect of each share of Class A common stock held by him, her, or it of record on the books of the Company, and each holder of Class B common stock is entitled to one (1) vote in respect of each share of Class B common stock held by him, her, or it of record on the books of the Company, in connection with the election of directors and on all matters submitted to a vote of stockholders of the Company. Each share of Class A common stock is convertible into one share of Class B common stock at any time at the option of the holder, but Class B common stock shall not be convertible into Class A common stock under any circumstances. Holders of our common stock do not have preemptive, subscription, or redemption rights.

Standby Equity Purchase Agreement

On February 15, 2024, the Company entered into the Standby Equity Purchase Agreement with YA II PN, Ltd., pursuant to which the Investor agreed to purchase up to $50 million of the Company’s shares of Class B common stock over the course of 24 months after the date of the Purchase Agreement. The price of shares to be issued under the Purchase Agreement will be 96% of the lowest VWAP of the Class B common stock during the Pricing Period. Each issuance and sale by the Company to the Investor under the Purchase Agreement is subject to a maximum amount equal to 100% of the daily trading volume of the Class B common stock, as reported by Bloomberg L.P., during the five trading days immediately preceding an Advance notice.

With respect to each Advance, the Company has the option to notify the Investor of a minimum acceptable price by specifying the amount within an Advance notice. During any trading day within a Pricing Period, two conditions will trigger an automatic reduction to the amount of the Advance by one-third: either (i) the VWAP of the Class B common stock is below the MAP specified in the Advance notice, or (ii) there is no VWAP available. On each Excluded Day, an automatic one-third reduction is applied to the specified Advance amount in the Advance notice and that day will be excluded from the Pricing Period.

Each Advance is subject to certain limitations, including that the Investor cannot purchase any shares that would result in it beneficially owning more than 4.99% of the Company’s outstanding voting power or number of shares of Class B common stock at the time of an Advance or acquiring in the aggregate under the Purchase Agreement more than 19.99% of the Company’s outstanding shares of Class B common stock as of the date of the Purchase Agreement. The Exchange Cap will not apply under certain circumstances, including, where the Company has obtained stockholder approval to issue in excess of the Exchange Cap in accordance with the rules of Nasdaq or such issuances do not require stockholder approval under Nasdaq’s “minimum price rule.”

The Purchase Agreement will terminate automatically on the earlier of February 16, 2026 or when the Investor has purchased an aggregate of $50 million of Class B common stock. The Company has the right to terminate the Purchase Agreement upon five trading days’ prior written notice to the Investor, subject to certain conditions.

In connection with and subject to the satisfaction of certain conditions set forth in the Purchase Agreement, the Investor will pre-advance to the Company up to $3,000,000 of the $50,000,000 commitment amount, with each Pre-Advance to be evidenced by a SEPA Note. The first Pre-Advance, in the principal amount of $1,000,000, was advanced February 15, 2024. The second Pre-Advance, in a principal amount of $1,000,000, was advanced on March 18, 2024. The third Pre-Advance, in the principal amount of $1,000,000, was advanced on April 15, 2024. Each SEPA Note is subject to a 4% discount on the principal amount of such SEPA Note.

Each SEPA Note will accrue interest on the outstanding principal balance at the rate of 8% per annum and has a maturity date of February 15, 2025 (as may be extended at the option of the Investor). Beginning in May 2024, the Company was required to pay, on a monthly basis, one-nineth of the outstanding principal amount of each SEPA Note, together with accrued and unpaid interest, either (i) in cash or (ii) by submitting an Advance notice pursuant to the Purchase Agreement and selling the Investor shares, or any combination of (i) or (ii) as determined by the Company. The initial repayment was due 90 days after the issuance of the first SEPA Note, followed by subsequent payments due every 30 days after the previous payment. Unless otherwise agreed to by the Investor, any funds received by the Company pursuant to the Purchase Agreement for the sale of shares will first be used to satisfy any payments due under an outstanding SEPA Note.

At the election of the Investor, all or a portion of the principal, interest, or other amounts outstanding under each SEPA Note may be converted into Conversion Shares, equal to: (x) the Conversion Amount, divided by (y) the Conversion Price. “Conversion Price” is defined as (i) $6.00 per share of Class B common stock, provided however, on May 28, 2024, the Conversion Price shall be adjusted (downwards only) to equal the average of the daily VWAPs for the 5 consecutive trading days immediately prior to the Reset Date, if such price is lower than the Conversion Price then in effect. The Conversion Shares are entitled to the registration rights set forth in the Purchase Agreement.

On March 14, 2024, the Company and the Investor entered into the Letter Agreement to amend the terms of each SEPA Note as follows: (i) the Company may redeem early a portion or all amounts (including principal and accrued and unpaid interest) outstanding under the SEPA Note with at least 10 trading days’ prior written notice by the Company to the Investor. The outstanding principal balance being redeemed by the Company shall be subject to a 10% cash redemption premium. After receipt of the Redemption Notice, the Investor shall have 10 trading days to elect to convert all or any portion of the SEPA Note; and (ii) the Conversion Price shall not be lower than $1.50 per share of Class B common stock.

The Company paid a subsidiary of the Investor a structuring fee in the amount of $25,000 and in April 2024, issued to the Investor 259,350 Commitment Shares as a commitment fee. The Company and the Investor made certain representations and warranties to each other that are customary for transactions similar to this one, subject to specified exceptions and qualifications. Each of the Company and the Investor also agreed to indemnify the other.

As of June 28, 2024, we had issued 708,561 shares under the Purchase Agreement and the SEPA Notes (including 259,350 Commitment Shares).

The foregoing descriptions of the Purchase Agreement and the SEPA Notes and the transactions contemplated thereby are qualified in their entirety by reference to the full text of the Purchase Agreement and the SEPA Notes, a copy or a form of which are attached hereto as Exhibits 10.13 and 10.14, respectively, each of which is incorporated herein in its entirety by reference.

Preferred Stock

Pursuant to our Second Amended and Restated Articles of Incorporation, our board of directors may by resolution authorize the issuance of shares of preferred stock from time to time in one or more series. We may reissue shares of preferred stock that are redeemed, purchased, or otherwise acquired by us unless otherwise provided by law. Our board of directors is authorized to fix or alter the designations, powers and preferences, and relative, participating, optional or otherwise rights if any, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes if any, per share, as well as the number of members, if any, of the board of directors or the percentage of members, if any, of the board of directors each class or series of preferred stock may be entitled to elect), rights and terms of redemption (including, sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of preferred stock, and the number of shares constituting any such series and the designation thereof, and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of such series, but not below the number of shares of such series then issued.

Anti-takeover Effects of Nevada Law and Our Second Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Special Stockholder Meetings

Our Amended and Restated Bylaws provide that special meetings of our stockholders may be called at any time by a resolution adopted by any three or more directors, and may not be called by any other person or persons. Our Amended and Restated Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be properly brought before a meeting of our stockholders, the stockholder submitting the proposal or nomination will have to comply with advance notice requirements and provide us with certain information.

For business to be properly brought before an annual meeting, the proposing stockholder must have given written notice of the nomination or proposal, either by personal delivery or by United States mail to the Secretary not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary date of the preceding year’s annual meeting. If the date of the annual meeting is advanced more than thirty (30) days prior to such anniversary date or delayed more than seventy (70) days after such anniversary date then to be timely such notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public announcement of the date of such annual meeting was first made. In no event will an adjournment or postponement of an annual meeting of stockholders begin a new time period for giving a proposing stockholder’s notice as provided above.

For business to be properly brought before a special meeting of stockholders, the notice of the meeting must set forth the nature of the business to be considered. A person or persons who have properly made a written request for a special meeting may provide the information required for notice of a stockholder proposal simultaneously with the written request for the meeting submitted to the Secretary or within ten calendar days after delivery of the written request for the meeting to the Secretary.

Our Amended and Restated Bylaws also specify requirements as to the form and content of the stockholder’s notice and allow the chairman of the meeting to prescribe rules and regulations for the conduct of stockholders’ meetings, which may preclude the conduct of certain business at a meeting if the rules and regulations are not followed.

Authorized but Unissued Capital Stock

Neither Nevada law nor our governing documents require stockholder approval for any issuance of authorized shares, except as provided in NRS 78.2055 with respect to a decrease in the number of issued and outstanding shares of a class or series without a corresponding decrease in the authorized shares. Our authorized but unissued common stock are therefore available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Board of Directors

Our Amended and Restated Bylaws provides that the number of directors will be fixed by the board of directors.

Nevada Anti-Takeover Provisions

Nevada law, NRS Sections 78.411 through 78.444, regulate business combinations with interested stockholders. Nevada law defines an interested stockholder as a beneficial owner (directly or indirectly) of 10% or more of the voting power of the outstanding shares of the corporation. Pursuant to Sections NRS 78.411 through 78.444, combinations with an interested stockholder remain prohibited for three years after the person became an interested stockholder unless (i) the transaction is approved by the board of directors or the holders of a majority of the outstanding shares not beneficially owned by the interested party, or (ii) the interested stockholder satisfies certain fair value requirements. NRS 78.434 permits a Nevada corporation to opt-out of the statute with appropriate provisions in its articles of incorporation.

NRS Sections 78.378 through 78.3793 regulates the acquisition of a controlling interest in an issuing corporation. An issuing corporation is defined as a Nevada corporation with 200 or more stockholders of record, of which at least 100 stockholders have addresses of record in Nevada and does business in Nevada directly or through an affiliated corporation. NRS Section 78.379 provides that an acquiring person and those acting in association with an acquiring person obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of the stockholders. Stockholders who vote against the voting rights have dissenters’ rights in the event that the stockholders approve voting rights. NRS Section 378 provides that a Nevada corporation’s articles of incorporation or bylaws may provide that these sections do not apply to the corporation. We have not opted out of these sections in our Second Amended and Restated Articles of Incorporation and Amended and Restated Bylaws.

Removal of Directors; Vacancies

Under NRS 78.335, one or more of the incumbent directors may be removed from office by the vote of stockholders representing two-thirds or more of the voting power of the issued and outstanding stock entitled to vote. Our Amended and Restated Bylaws provide that any newly created position on the board of directors that results from an increase in the total number of directors and any vacancies on the board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.

No Cumulative Voting

The NRS does not permit stockholders to cumulate their votes other than in the election of directors, and then only if expressly authorized by the corporation’s articles of incorporation. Our Second Amended and Restated Articles of Incorporation does not expressly authorize cumulative voting.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Second Amended and Restated Articles of Incorporation and Bylaw Provisions

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under NRS Section 78 other than the business of a trust company, savings and loan association, thrift company or corporation organized for the purpose of conducting a banking business.

Annual Stockholder Meetings

Our Amended and Restated Bylaws provide that annual stockholder meetings, for the purpose of electing directors and transacting any other business as may be brought before the meeting, shall be held at a date and time fixed by the board of directors and designated in the notice of the meeting. Failure to hold the annual meeting of stockholders at the designated time shall not affect the validity of any action taken by the Company.

Stockholders may participate in meetings by remote communication if the Company implements reasonable measures to verify the identity of each stockholder participating by remote communication and to provide the stockholders a reasonable opportunity to participate and vote, including an opportunity to communicate and read or hear the proceedings in a substantially concurrent manner with the proceedings.

Stockholder Action by Written Consent

Any action required or permitted by the NRS to be taken at a meeting of stockholders may be taken without a meeting if, before or after the action, a written consent to the action is signed by stockholders holding a majority of the voting power of the Company or, if different, the proportion of voting power required to take the action at a meeting of stockholders.

Transfer Agent

The transfer agent for our Class B common stock is Continental Stock Transfer & Trust Co.

Limitation of Liability and Indemnification Matters

Under our Second Amended and Restated Articles of Incorporation, the liability of the directors of the Company for monetary damages are eliminated to the fullest extent permissible under Nevada law. The Company is authorized to provide indemnification to any person through bylaw provisions, agreements with agents, vote of stockholders or disinterested directors or otherwise, subject only to the applicable limits set forth in NRS 78.7502. Our Amended and Restated Bylaws provide that we will indemnify our directors, officers, employees, and agents to the fullest extent permitted under the NRS.

Listing on the Nasdaq

Our Class B common stock is listed on the Nasdaq under the symbol “RR.”

DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering [_] shares of our Class B common stock. The material terms and provisions of our Class B common stock are described under the caption “Description of Capital Stock” in this prospectus and are incorporated herein by reference.

PLAN OF DISTRIBUTION

We engaged AC Sunshine Securities LLC (the “placement agent”) to act as our exclusive placement agent to solicit offers to purchase the securities offered by this prospectus on a reasonable best-efforts basis. The placement agent is not purchasing or selling any securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use their “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire number of securities being offered. There is no minimum amount of proceeds that is a condition to closing of this offering. The placement agent does not guarantee that it will be able to raise new capital in this offering. The terms of this offering were subject to market conditions and negotiations between us and prospective investors in consultation with the placement agent. The placement agent will have no authority to bind us. We expect this offering to be completed not later than [two] business days following the commencement of this offering and we will deliver all shares of Class B common stock to be issued in connection with this offering by delivery versus payment upon receipt of investor funds. The placement agent may engage one or more sub-placement agents or selected dealers to assist with the offering.

We will enter into a securities purchase agreement directly with the investors who purchase our securities in this offering, at the investors’ option. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering.

Placement Agent Fees and Expenses

The following table shows the per share and total placement agent fees we will pay in connection with the sale of the securities in this offering.

Per Share
Public offering price	$
Placement agent fees(1)	$
Proceeds to us, before expenses(2)	$

1.	We have agreed to pay to the placement agent a cash fee equal to 4.0% of the aggregate gross proceeds raised in this offering (which shall include half percent (0.5%) of the public offering price to be paid to Pacific Century Securities, Inc.). Because there is no minimum offering amount required as a condition to closing in this offering, the actual aggregate cash placement fee, if any, is not presently determinable and may be substantially less than the maximum amount set forth above. In addition, at the closing of the offering, we will pay the placement agent 1% of the actual amount of the offering as non-accountable expenses.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding placement agent fees, will be approximately $[ ], all of which are payable by us. This figure includes the placement agent’s accountable expenses, including, but not limited to, legal fees for placement agent’s legal counsel, that we have agreed to pay at the closing of the offering up to an aggregate accountable expense reimbursement of $160,000 .

Other Relationships

The placement agent may, from time to time, engage in transactions with or perform services for us in the ordinary course of its business and may continue to receive compensation from us for such services.

Determination of Offering Price

Our Class B common stock is currently listed on the Nasdaq under the symbol “RR.” On [ ], 2024, the reported closing price per share of our Class B common stock was $[ ]. The public offering price per share and other terms will be negotiated between us and the investors, in consultation with the placement agent, based on the trading of our Class B common stock prior to this offering, and maybe at a discount to the current market price of our Class B common stock. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price. Other factors considered in determining the public offering prices of the securities we are offering include the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Indemnification

We have agreed to indemnify the placement agent against certain liabilities, including certain liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments that the placement agent may be required to make for these liabilities.

Regulation M

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The placement agent will be required to comply with the requirements of the Securities Act and the Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the placement agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the placement agent and the placement agent may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the placement agent and should not be relied upon by investors.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this document. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (1) after the date of the initial registration statement, as amended, and prior to effectiveness of the registration statement, and (2) after the date of this prospectus and prior to the termination of this offering. Such information will automatically update and supersede the information contained in this prospectus and the documents listed below:

(a)	Our Annual Report on Form 10-K for the year ended September 30, 2023 filed with the SEC on January 11, 2024 (as amended by Amendment No. 1 to Annual Report on Form 10-K/A on March 27, 2024);

(b)	Our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2023 and March 31, 2024 filed with the SEC on February 14, 2024 and May 15, 2024, respectively;

(c)	Our Current Reports on Form 8-K filed with the SEC on November 22, 2023, December 29, 2023, February 21, 2024 (as amended by Current Report on Form 8-K/A on March 15, 2024), March 15, 2024, March 22, 2024 and April 23, 2024; and

(d)	The description of our Class B common stock, which is contained in the Registration Statement on Form 8-A, filed with the SEC on November 13, 2023, and including any amendments or reports filed for the purpose of updating such description.

All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the SEC in accordance with SEC rules and regulations is not incorporated into this registration statement, shall not be deemed “filed” under the Securities Act, and does not constitute a part hereof.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address: 4175 Cameron St Ste 1, Las Vegas, NV 89103, Attn: Zhenqiang (Michael) Huang, or by calling (866) 236-3835 or at the following email address: ir@richtechrobotics.com. We maintain a website at www.richtechrobotics.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class B common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Class B common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete, please see the copy of the contract or document that has been filed for the complete contents of that contract or document. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement and its exhibits may be obtained from the SEC upon the payment of fees prescribed by it. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We are subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be obtained electronically by means of the SEC’s website at www.sec.gov.

We also maintain a website at www.richtechrobotics.com. you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Ellenoff Grossman & Schole LLP, New York, NY. The placement agent is being represented by iTKG Law LLC, Princeton, NJ.

EXPERTS

Our audited consolidated financial statements as of September 30, 2023 and 2022 and for the two years then ended have been incorporated by reference into this prospectus and the registration statement of which it forms a part in reliance upon the report of Bush & Associates CPA, independent registered public accounting firm and upon the report of such firm given upon the authority of said firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

In the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

[_] Shares of Class B Common Stock

RICHTECH ROBOTICS INC.

PRELIMINARY PROSPECTUS

AC Sunshine Securities LLC

The date of this prospectus is         , 2024.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distributions

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee.

SEC registration fee	$
FINRA filing fee	$
Accounting fees and expenses	$
Legal fees and expenses	$
Miscellaneous	$
Total	$

Item 14. Indemnification of Directors and Officers

The Company’s Second Amended and Restated Articles of Incorporation and Amended and Restated Bylaws limit the directors’ liability and may indemnify directors and officers to the fullest extent permitted under the NRS 78.7502-NRS 78.751.

Nevada law, NRS 78.138, provides that the Company’s directors and officers will not be personally liable to us, our stockholders or our creditors for damages for any act or omission in his or her capacity as a director or officer other than in circumstances where the director or officer breaches his or her fiduciary duty to us or our stockholders and such breach involves intentional misconduct, fraud or a knowing violation of law and the trier of fact determines that the presumption that he or she acted in good faith, on an informed basis and with a view to the interests of the corporation has been rebutted, or with respect to payment of dividends in violation of the NRS. While Nevada law allows the articles of incorporation of a corporation to provide for greater liability of the corporation’s directors and officers, our second amended and restated articles of incorporation does not provide for greater liability of our officers and directors than is provided under Nevada law.

Nevada law allows a corporation to indemnify officers and directors for actions pursuant to which a director or officer either would not be liable pursuant to the limitation of liability provisions of Nevada law or where he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to our best interests, and, in the case of an action not by or in the right of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

As permitted by Nevada law or our second amended and restated articles of incorporation, our second amended and restated bylaws (a) include provisions that eliminate the personal liability of our directors or officers for damages resulting from certain breaches of fiduciary duties as a director or officer; (b) require the Company to indemnify and hold harmless any officer or director against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by the indemnitee in connection with any threatened, pending, or completed action, suit or proceeding (including, without limitation, an action, suit or proceeding by or in the right of the company), whether civil, criminal, administrative, or investigative; and (c) require us to advance expenses of the indemnitee as such expenses are incurred upon receipt of an undertaking by or on behalf of the indemnitee to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Company.

The effect of these provisions is to restrict our rights and the rights of our stockholders in derivative suits to recover damages against a director or officer for breach of fiduciary duties as a director or officer. In addition, the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or recession.

We have obtained a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances to private placement investors was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of securities.

On September 1, 2021, Richtech Creative Displays LLC issued 120 member units in the Company to Zhenwu (Wayne) Huang upon the conversion of a convertible promissory note. On September 1, 2021, Richtech Creative Displays LLC issued 120 member units in the Company to Zhenqiang (Michael) Huang upon the conversion of a convertible promissory note. On September 1, 2021, Richtech Creative Displays LLC issued 88 member units in the Company to Zhenwu (Wayne) upon the conversion of a convertible promissory note. On September 1, 2021, Richtech Creative Displays LLC issued 171.2 member units in the Company to Zhenwu (Wayne) Huang upon the conversion of a convertible promissory note.

Richtech Creative Displays LLC was converted to Richtech Robotics Inc in June 2022 and issued an aggregate of 10,000,000 shares of common stock in exchange for the member units of the limited liability company as illustrated below:

Name	Number of Shares	Consideration
Zhenqiang Huang	1,973,000	Exchanging 120 member units in Richtech Creative Displays LLC, a Nevada limited liability company
Zhenwu Huang	7,877,000	Exchanging 479.2 member units in Richtech Creative Displays LLC, a Nevada limited liability company
Renmeng LLC, a Nevada limited liability company	150,000	Exchanging 9.15 member units in Richtech Creative Displays LLC, a Nevada limited liability company

In October 2022, the Company effected a 4-for-1 forward stock split and concurrently designated two classes of common stock, designated as Class A common stock and Class B common stock. All of the then-outstanding shares of common stock were redesignated as shares of Class A common stock in connection with the Stock Split. In connection with the Stock Split, the Company issued to Zhengqiang Huang an aggregate of 7,892,000 shares of Class A common Stock, to Zhenwu Huang an aggregate of 31,508,000 shares of Class A common stock, and to Renmeng LLC an aggregate of 600,000 shares of Class A common stock. Immediately after the Stock Split, Renmeng LLC and the Company entered into a conversion agreement, dated as of October 21, 2022, pursuant to which Renmeng LLC converted all of its shares of Class A common stock into an equal number of shares of Class B common stock. In connection with the Renmeng Conversion, the Company issued to Renmeng LLC 600,000 shares of Class B common stock.

In December 2022, Zhenwu Huang transferred 1,200,000 shares of Class A common stock to Phil Zheng, in exchange for a payment of $30,000 from Phil Zheng. Immediately after the transfer, Phil Zheng and the Company entered into a conversion agreement, dated as of December 2, 2022, pursuant to which Phil Zheng converted all of his shares of Class A common stock into an equal number of shares of Class B common stock (the “Zheng Conversion”). As a result of the Zheng Conversion, Phil Zheng holds 1,200,000 shares of Class B common stock.

In December 2022 and January 2023, we issued the following shares of our common stock to the listed holders, in each case the consideration being services rendered:

Name of Holder	Number of Shares	Class of Common Stock	Date of Issuance
King Bliss Limited	6,153,846	Class A Common Stock	12/20/2022
Practical Excellence Limited	1,600,000	Class B common stock	12/12/2022
Robust Century Ventures Limited	1,400,000	Class B common stock	12/13/2022
Tower Luck Group Limited	1,350,000	Class B common stock	12/15/2022
Broad Elite Ventures Limited	1,800,000	Class B common stock	12/16/2022
Normanton Tech PTE. LTD.	466,000	Class B common stock	1/15/2023

On October 27, 2023, Practical Excellence Limited transferred 800,000 shares of Class B common stock to Renmeng LLC, 600,000 shares of Class B common stock to Full Champion Holdings Limited, and 200,000 shares of Class B common stock to Kenneth Chen. Also on October 27, 2023, Robust Century Ventures Limited transferred 1,400,000 shares of Class B common stock to Harmony Grace Holdings Limited. On December 26, 2023, King Bliss Limited transferred a total of 2,219,000 shares of Class A common stock to five different stockholders. On June 13, 2024, King Bliss Limited converted an aggregate of 2,200,000 shares of Class A common stock into Class B common stock on a one-for-one basis.

Convertible Notes

In November and December 2022, we issued nine promissory notes (the “Convertible Notes”) to nine investors, in an aggregate principal amount of $1,400,000, for the provision of consulting, advisory and technical support services to our Company. The Convertible Notes each bear an interest of 16% per annum and have a maturity date of 18 months after issuance. On December 17, 2022, we amended the Convertible Notes and entered into promissory note conversion agreements with each Convertible Note holder, pursuant to which the outstanding balance of principal and accrued interest of each Convertible Note were converted into an aggregate of 9,231,000 shares of Class B common stock. On June 25, 2023, each of the holders of the Convertible Notes agreed to waive any registration rights in connection with their Conversion Shares. Pursuant to the terms of the Convertible Notes, if the Company is unable to fulfill a completion of a minimum $15,000,000 initial public offering of its securities and listing of its common stock for trading on Nasdaq or other national securities exchange no later than the maturity date, each holder will have an option, exercisable for a period of 90 days after the maturity date, to sell the Conversion Shares back to the Company at an aggregate price equal to the principal amount of each Convertible Note and all interest accrued thereon, and such sale shall occur no later than ten business days after the Company’s receipt of such notice from each holder. On October 27, 2023, seven of the original holders of the Convertible Notes and the converted shares transferred their respective shares to each of seven new investors. Each of the transferees agreed to the terms of a waiver.

Pre-IPO Private Placement

In June and July 2023, we entered into share purchase agreements with twelve accredited investors for the issuance of an aggregate of 166,000 shares of Class B common stock, at $5.00 per share (the “Private Placement Shares”). Each of the investors will agree to a 180-day lock-up with respect to such shares prior to the completion of this offering. The Private Placement Shares are not subject to registration rights. The number of Private Placement Shares issued to each investor is set forth below:

Name of Holder	Number of Shares	Class of Common Stock	Date of Issuance
Thanh Chi Nguyen	100,000	Class B common stock	6/8/2023
The Jenkins Family Trust	5,000	Class B common stock	6/12/2023
Jerry L. Marti	25,000	Class B common stock	6/26/2023
Greg Meagher	5,000	Class B common stock	6/27/2023
Joseph Walker and Kimberly Spight Walker	2,000	Class B common stock	6/28/2023
The Zeno Family Trust	5,000	Class B common stock	6/28/2023
Theresa Wilson-McCray	2,000	Class B common stock	6/28/2023
Jae H. Lim, Jr.	10,000	Class B common stock	7/27/2023
Jessica M. Alexander	2,000	Class B common stock	7/28/2023
Richard On	2,500	Class B common stock	7/30/2023
Chinese Restaurant Foundation	5,000	Class B common stock	7/30/2023
Alex Pang	2,500	Class B common stock	7/30/2023

Standby Equity Purchase Agreement

On February 15, 2024, the Company entered into the Purchase Agreement with the Investor, pursuant to which the Investor has agreed to purchase up to $50 million of the Company’s shares of Class B common stock over the course of 24 months after the date of the Purchase Agreement. The price of shares to be issued under the Purchase Agreement will be 96% of the lowest VWAP of the Class B common stock for the three trading days immediately following the delivery of each Advance notice by the Company. Each issuance and sale by the Company to the Investor under the Purchase Agreement is subject to a maximum amount equal to 100% of the daily trading volume of the Class B common stock, as reported by Bloomberg L.P., during the five trading days immediately preceding an Advance notice.

With respect to each Advance, the Company has the option to notify the Investor of a MAP by specifying the amount within an Advance notice. During any trading day within a Pricing Period, two conditions will trigger an automatic reduction to the amount of the Advance by one-third: either (i) the VWAP of the Class B common stock is below the MAP specified in the Advance notice, or (ii) there is no VWAP available. On each Excluded Day, an automatic one-third reduction is applied to the specified Advance amount in the Advance notice and that day will be excluded from the Pricing Period.

Each Advance is subject to certain limitations, including that the Investor cannot purchase any shares that would result in it beneficially owning more than 4.99% of the Company’s outstanding voting power or number of shares of Class B common stock at the time of an Advance or acquiring in the aggregate under the Purchase Agreement more than 19.99% of the Company’s outstanding shares of Class B common stock as of the date of the Purchase Agreement. The Exchange Cap will not apply under certain circumstances, including, where the Company has obtained stockholder approval to issue in excess of the Exchange Cap in accordance with the rules of Nasdaq or such issuances do not require stockholder approval under Nasdaq’s “minimum price rule.”

The Purchase Agreement will terminate automatically on the earlier of February 16, 2026 or when the Investor has purchased an aggregate of $50 million of Class B common stock. The Company has the right to terminate the Purchase Agreement upon five trading days’ prior written notice to the Investor, subject to certain conditions.

In connection with and subject to the satisfaction of certain conditions set forth in the Purchase Agreement, the Investor will pre-advance to the Company up to $3,000,000 of the $50,000,000 commitment amount, with each Pre-Advance to be evidenced by a SEPA Note. The first Pre-Advance, in the principal amount of $1,000,000, was advanced February 15, 2024. The second Pre-Advance, in a principal amount of $1,000,000, was advanced on March 18, 2024. The third Pre-Advance, in the principal amount of $1,000,000, was advanced on April 15, 2024. Each SEPA Note is subject to a 4% discount on the principal amount of such SEPA Note.

Each SEPA Note will accrue interest on the outstanding principal balance at the rate of 8% per annum and has a maturity date of February 15, 2025 (as may be extended at the option of the Investor). Beginning in May 2024, the Company was required to pay, on a monthly basis, one-nineth of the outstanding principal amount of each SEPA Note, together with accrued and unpaid interest, either (i) in cash or (ii) by submitting an Advance notice pursuant to the Purchase Agreement and selling the Investor shares, or any combination of (i) or (ii) as determined by the Company. The initial repayment was due 90 days after the issuance of the first SEPA Note, followed by subsequent payments due every 30 days after the previous payment. Unless otherwise agreed to by the Investor, any funds received by the Company pursuant to the Purchase Agreement for the sale of shares will first be used to satisfy any payments due under an outstanding SEPA Note.

At the election of the Investor, all or a portion of the Conversion Amount may be converted into shares of Common Stock (the “Conversion Shares”), equal to: (x) the Conversion Amount, divided by (y) the Conversion Price. “Conversion Price” is defined as (i) $6.00 per share of Class B common stock, provided however, on May 28, 2024, the Reset Date, the Conversion Price shall be adjusted (downwards only) to equal the average of the daily VWAPs for the 5 consecutive trading days immediately prior to the Reset Date, if such price is lower than the Conversion Price then in effect. The Conversion Shares are entitled to the registration rights set forth in the Purchase Agreement.

On March 14, 2024, the Company and the Investor entered into the Letter Agreement to amend the terms of each SEPA Note as follows: (i) the Company may redeem early a portion or all amounts (including principal and accrued and unpaid interest) outstanding under the SEPA Note with at least 10 trading days’ prior written notice by the Company to the Investor. The outstanding principal balance being redeemed by the Company shall be subject to a 10% cash redemption premium. After receipt of the Redemption Notice, the Investor shall have 10 trading days to elect to convert all or any portion of the SEPA Note; and (ii) the Conversion Price shall not be lower than $1.50 per share of Class B common stock.

The Company paid a subsidiary of the Investor a structuring fee in the amount of $25,000 and in April 2024, issued to the Investor 259,350 Commitment Shares as a commitment fee.  The Company and the Investor made certain representations and warranties to each other that are customary for transactions similar to this one, subject to specified exceptions and qualifications. Each of the Company and the Investor also agreed to indemnify the other.

As of June 28, 2024, we had issued 708,561 shares under the Purchase Agreement and the SEPA Notes (including 259,350 Commitment Shares).

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit No.	Description
1.1*	Form of Placement Agency Agreement.
3.1	Second Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 in the Company’s Current Report on Form 8-K, filed with the SEC on November 22, 2023).
3.2	Second Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.3 in the Company’s Annual Report on Form 10-K for the year ended September 30, 2023, filed with the SEC on January 11, 2024).
4.1	Specimen Class B Common Stock Certificate (Incorporated by reference to Exhibit 4.1 in the Company’s Registration Statement on Form S-1/A (File No. 333-273628), filed with the SEC on November 1, 2023).
4.2	Form of Underwriter Warrant (Incorporated by reference to Exhibit 4.1 in the Company’s Current Report on Form 8-K, filed with the SEC on November 22, 2023).
5.1*	Opinion of Sherman & Howard LLC.
10.1#	Master Services Agreement, dated September 27, 2022 (Restaurant MSA) (Incorporated by reference to Exhibit 10.1 in the Company’s Registration Statement on Form S-1/A (File No. 333-273628), filed with the SEC on November 1, 2023).
10.2#	Master Professional Services Agreement, dated September 26, 2022 (Gaming MSA) (Incorporated by reference to Exhibit 10.2 in the Company’s Registration Statement on Form S-1/A (File No. 333-273628), filed with the SEC on November 1, 2023).
10.3#	Master IT Services and Products Agreement, dated January 12, 2023 (Hotel MSA) (Incorporated by reference to Exhibit 10.3 in the Company’s Registration Statement on Form S-1/A (File No. 333-273628), filed with the SEC on November 1, 2023).
10.4	Form of Invention Assignment Agreement (Incorporated by reference to Exhibit 10.4 in the Company’s Registration Statement on Form S-1/A (File No. 333-273628), filed with the SEC on November 1, 2023).
10.5	Form of Stock Purchase Agreement (Pre-IPO Private Placement) (Incorporated by reference to Exhibit 10.5 in the Company’s Registration Statement on Form S-1/A (File No. 333-273628), filed with the SEC on November 1, 2023).
10.6	2023 Equity Stock Option Plan (Incorporated by reference to Exhibit 10.6 in the Company’s Registration Statement on Form S-1/A (File No. 333-273628), filed with the SEC on November 1, 2023).
10.7	Form of Stock Option Agreement (Incorporated by reference to Exhibit 10.7 in the Company’s Registration Statement on Form S-1/A (File No. 333-273628), filed with the SEC on November 1, 2023).
10.8	Form of Stock Purchase Agreement (Incorporated by reference to Exhibit 10.8 in the Company’s Registration Statement on Form S-1/A (File No. 333-273628), filed with the SEC on November 1, 2023).
10.9	Employment Agreement between the Company and Zhenwu Huang (Incorporated by reference to Exhibit 10.9 in the Company’s Registration Statement on Form S-1/A (File No. 333-273628), filed with the SEC on November 1, 2023).
10.10	Employment Agreement between the Company and Zhenqiang Huang (Incorporated by reference to Exhibit 10.10 in the Company’s Registration Statement on Form S-1/A (File No. 333-273628), filed with the SEC on November 1, 2023).

10.11	Employment Agreement between the Company and Phil Zheng (Incorporated by reference to Exhibit 10.11 in the Company’s Registration Statement on Form S-1/A (File No. 333-273628), filed with the SEC on November 1, 2023).
10.12	Employment Agreement between the Company and Matthew Casella (Incorporated by reference to Exhibit 10.12 in the Company’s Registration Statement on Form S-1/A (File No. 333-273628), filed with the SEC on November 1, 2023).
10.13	Standby Equity Purchase Agreement, dated February 15, 2024, by and between the Company and YA II PN, Ltd. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 21, 2024).
10.14	Form of Promissory Note (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 21, 2024).
10.15	Financial Services Agreement, dated as of January 22, 2024, by and between the Company and Revere Securities, LLC (Incorporated by reference to Exhibit 10.15 in the Company’s Registration Statement on Form S-1 (File No. 333-278013), filed with the SEC on March 18, 2024).
10.16	Finder’s Fee Agreement, dated as of January 22, 2024, by and between the Company and Revere Securities, LLC (Incorporated by reference to Exhibit 10.16 in the Company’s Registration Statement on Form S-1 (File No. 333-278013), filed with the SEC on March 18, 2024).
10.17	Letter Agreement, dated as of March 14, 2024, by and between the Company and YA II PN, Ltd. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 15, 2024).
10.18	Promissory Note issued to YA II PN, Ltd. dated April 15, 2024 (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 23, 2024).
10.19*	Form of Securities Purchase Agreement.
21	Subsidiaries of the Registrant (Incorporated by reference to Exhibit 21.1 in the Company’s Registration Statement on Form S-1/A (File No. 333-273628), filed with the SEC on November 1, 2023).
23.1	Consent of Bush & Associates CPA LLC.
23.2*	Consent of Sherman & Howard LLC (included as part of Exhibit 5.1 hereto).
24.1*	Power of Attorney (included on the signature page of the initial filing of this registration statement).
107*	Filing Fee Table.

*	To be filed by amendment.

(b)	Financial Statement Schedules. Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the SEPA Notes thereto included in the prospectus that forms a part of this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Las Vegas, State of Nevada, on the [   ] day of [   ], 2024.

RICHTECH ROBOTICS INC.

By:
Zhenwu Huang
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Zhenwu Huang his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement and any and all registration statements filed pursuant to Rule 462 under the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

	Chief Executive Officer and Director	[ ], 2024
Zhenwu Huang	(Principal Executive Officer)

	Chief Financial Officer and Director	[ ], 2024
Zhenqiang Huang	(Principal Financial and Accounting Officer)

	Chief Operating Officer	[ ], 2024
Phil Zheng

	President	[ ], 2024
Matthew Casella

	Director	[ ], 2024
John Shigley

	Director	[ ], 2024
Stephen Markscheid

	Director	[ ], 2024
Saul Factor